January 5, 2007
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Mail Stop 7010
Washington, D.C. 20549-0510
Attention: Mr. Rufus Decker
Re: File No. 1-5083
On January 4, 2007, Xanser Corporation received your letter dated December 21, 2006. Xanser plans to address each of the SEC comments. We expect to respond on or before January 22, 2007. We will file our supplemental response on EDGAR as a correspondence file. As requested in your letter, Xanser acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Xanser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Howard C. Wadsworth
Howard C. Wadsworth
Senior Vice President, Treasurer and Secretary